Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545
February 22, 2010
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631
Attn: Pamela Long

Re:	Financial Engines, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 3, 2010 File No. 333-163581
Ladies and Gentlemen:
          On behalf of Financial Engines, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.
          Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 16, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Securities and Exchange Commission
February 22, 2010

General
1.	We may have further comments once items that are currently blank, such as portions of summary consolidated financial information, use of proceeds, capitalization and dilution tables, are completed.
          Response: The requested disclosure, including portions of the summary consolidated financial information, use of proceeds, capitalization and dilution tables, as well as the preliminary price range, has been provided.
2.	Please update your financial statements and corresponding financial information throughout the filing to comply with Rule 3-12 of Regulation S-X.
          Response: The financial statements and corresponding financial information have been updated for the fiscal year ended December 31, 2009 in compliance with Rule 3-12 of Regulation S-X.
Summary of Consolidated Financial Information, page 10
3.	We have read your response to comment 5 of our letter dated January 27, 2010. Please address the following.
•	Please clearly tell us whether there are any preferential rights or beneficial conversion features in regards to the expected conversion of shares of preferred stock into shares of common stock. Please separately address each series of preferred shares. This should include your consideration of whether there were any contingent beneficial conversion features upon original issuance of the preferred shares;
          Response: The Registrant has determined there are no preferential rights or beneficial conversion features in regards to the expected conversion of shares of preferred stock in to common stock, as discussed more specifically for each series of preferred stock. Furthermore, the Registrant has determined that, except for the contingent reduction in the conversion price as a result of the down-round provisions, there are no contingent beneficial conversion features upon the original issuance of any series of preferred stock. As discussed in response to the second bullet of this comment 3, the Registrant has concluded that the conversion option with the down-round provision is not required to be separately accounted for as a derivative under GAAP.
          The Registrant respectfully submits the following with respect to each series of preferred shares:
▪	Series A: The Series A preferred stock was originally issued in September 1996. The Registrant has determined that there are no preferential rights or beneficial conversion features for its Series A preferred shares in regards to the expected conversion of the shares of preferred stock into shares of common stock as the conversion price of Series A preferred stock was greater than the then-fair value of the underlying common stock on the commitment date. Further, except for the contingent reduction in the conversion price as a result of the down-round provisions, the Registrant has determined that there are no contingent beneficial conversion features upon the original issuance of Series A preferred shares.

Securities and Exchange Commission
February 22, 2010

▪	Series B: The Series B preferred stock was originally issued in March 1997. The Registrant has determined that there are no preferential rights or beneficial conversion features for its Series B preferred shares in regards to the expected conversion of the shares of preferred stock into shares of common stock as the conversion price of Series B preferred stock was greater than the then-fair value of the underlying common stock on the commitment date. Further, except for the contingent reduction in the conversion price as a result of the down-round provisions, the Registrant has determined that there are no contingent beneficial conversion features upon the original issuance of Series B preferred shares.

▪	Series C: The Series C preferred stock was originally issued in June 1998. The Registrant has determined that there are no preferential rights or beneficial conversion features for its Series C preferred shares in regards to the expected conversion of the shares of preferred stock into shares of common stock as the conversion price of Series C preferred stock was greater than the then-fair value of the underlying common stock on the commitment date. Further, except for the contingent reduction in the conversion price as a result of the down-round provisions, the Registrant has determined that there are no contingent beneficial conversion features upon the original issuance of Series C preferred shares.

▪	Series D: The Series D preferred stock was originally issued in April 1999. The Registrant has determined that there are no preferential rights or beneficial conversion features for its Series D preferred shares in regards to the expected conversion of the shares of preferred stock into shares of common stock as the conversion price of Series D preferred stock was greater than the then-fair value of the underlying common stock on the commitment date. Further, except for the contingent reduction in the conversion price as a result of the down-round provisions, the Registrant has determined that there are no contingent beneficial conversion features upon the original issuance of Series D preferred shares.

▪	Series E: The Series E preferred stock was originally issued in November 1999. The Registrant has determined that there are no preferential rights or beneficial conversion features for its Series E preferred shares in regards to the expected conversion of the shares of preferred stock into shares of common stock as the conversion price of Series E preferred stock was greater than the then-fair value of the underlying common stock on the commitment date. Further, except for the contingent reduction in the conversion price as a

Securities and Exchange Commission
February 22, 2010

result of the down-round provisions, the Registrant has determined that there are no contingent beneficial conversion features upon the original issuance of Series E preferred shares.

▪	Series F: The Series F preferred stock was originally issued in December 2004. The Registrant has determined that there are no preferential rights or beneficial conversion features for its Series F preferred shares in regards to the expected conversion of the shares of preferred stock into shares of common stock as the conversion price of Series F preferred stock was greater than the then-fair value of the underlying common stock on the commitment date. Further, except for the contingent reduction in the conversion price as a result of the down-round provisions, the Registrant has determined that there are no contingent beneficial conversion features upon the original issuance of Series F preferred shares.
•	Subsequent to December 31, 2008, you amended and restated your articles of incorporation pursuant to which each share of preferred stock is convertible at the right and option of the stockholder into such number of shares of common stock. Please help us understand the reasons for this amendment as well as if there was any accounting impact of this amendment. It appears that the conversion terms were specifically changed for the Series E Preferred Stock;
          Response: The Registrant respectfully notes that in accordance with its charter, the conversion ratio of each series of preferred stock is determined by dividing the initial conversion price per share of each series of preferred stock by the applicable conversion price applicable to each such series. At the time each series of preferred stock was issued, the initial conversion price and the applicable conversion price were negotiated between the Registrant and the investors in each separate round of financing and were such that the preferred stock would convert into common stock at a 1:1 ratio. The anti-dilution, or “down-round”, provisions of the charter also provide for an adjustment to the applicable conversion price if the Registrant (a) issues shares for an amount that is less than the respective conversion prices of the preferred shares or (b) issues another equity-linked instrument (e.g., stock options, restricted stock, warrants, convertible preferred stock or convertible debt) with a strike price that is less than the respective applicable conversion prices of those preferred shares. If the applicable conversion price alone were adjusted (with no corresponding change to the initial conversion price), it would result in the conversion ratio no longer being 1:1.
          Historically, if a down-round adjustment was triggered for a particular series of preferred stock, in lieu of making an adjustment solely to the applicable conversion

Securities and Exchange Commission
February 22, 2010

price, which would have caused the conversion ratio to no longer be 1:1, the Registrant issued additional shares of that series of preferred stock such that the aggregate number of shares issuable upon conversion is the same as the number of shares that would have been issuable upon conversion if the applicable conversion price (and thus the conversion ratio) had been adjusted pursuant to the down-round provision (i.e. if the conversion ratio had been adjusted so as not to result in a 1:1 ratio). As a result of these down-round issuances, both the initial conversion price and the applicable conversion price were adjusted accordingly to maintain a 1:1 conversion ratio and to give effect to the down-round issuance. Each of these adjustments were made consistent with past practice and in accordance with, and were a result of applying, the original terms of the down-round provisions of the charter.
          The Registrant has made periodic increases in the number of shares reserved for issuance under its 1998 Stock Incentive Plan (a “Plan Increase”). When a down-round adjustment was triggered for a particular series of preferred stock as a result of a Plan Increase (i.e., if the then-applicable strike price was less than the then-applicable conversion price for a particular series of preferred stock), the Registrant’s historical practice, as discussed above, has been to amend its charter to provide for the issuance of additional shares of that series in lieu of adjusting the applicable conversion price alone (and therefore the conversion ratio). The applicable conversion price as well as the initial conversion price were instead both adjusted proportionately to give effect to the down-round issuance, which also had the effect of maintaining a 1:1 conversion ratio. Each of these adjustments were made consistent with past practice and in accordance with, and were a result of applying, the original terms of the down-round provisions of the charter as agreed to between the Registrant and the preferred stockholders at the time each series of preferred stock was issued and sold.
          With respect to the post-December 2008 amendment to the Registrant’s charter, the charter was again amended consistent with past practice as noted above. Specifically, in October 2009, the Board of Directors approved a Plan Increase of 1,880,000 shares for the Registrant’s 1998 Stock Incentive Plan. Under the Registrant’s charter as then in effect, the Plan Increase constituted a dilutive issuance triggering a down-round adjustment to the applicable conversion price for the Series E preferred stock. Such an adjustment to the applicable conversion price (without a corresponding adjustment to the initial conversion price) would have resulted in the Series E preferred stock converting to common stock at a ratio other than 1:1 such that, upon a subsequent conversion, the holders of Series E preferred stock would receive additional shares of common stock (the “Additional Common Shares”). In lieu of adjusting the applicable conversion price alone and in order to maintain a 1:1 conversion ratio, the Board of Directors approved the issuance of that number of

Securities and Exchange Commission
February 22, 2010

additional shares of Series E preferred stock equal to the Additional Common Shares which would have been issuable upon conversion if the conversion ratio had been adjusted pursuant to the down-round provision. In accordance with Article III, Section (B)(4)(d)(i)(A) of the charter, the applicable conversion price for the Series E preferred stock was adjusted from 11.47 to 11.3292 to give effect to the down-round issuance and, in recognition of the issuance of the additional shares of Series E preferred stock, the initial conversion price was also adjusted from 11.47 to 11.3292 in order to maintain the 1:1 conversion ratio. The noncumulative dividend for the Series E preferred stock was also adjusted by the same proportion as the conversion price in order to reflect the issuance of additional shares of Series E preferred stock. Each of these adjustments were made in accordance with, and were a result of applying, the original down-round provisions in the charter.
          In each of these instances, the issuance of the additional shares of preferred stock in lieu of an adjustment to the 1:1 conversion ratio was accounted for as an issuance of paid-in kind (PIK) preferred stock dividend and measured at the fair value of the underlying stock at the declaration date.

Securities and Exchange Commission
February 22, 2010

•	In January 2010, the Board of Directors approved the issuance of an aggregate of 456,666 shares of common stock to the holders of Series E preferred stock. Please disclose how you will account for these shares, including your consideration of whether this issuance represents a preferential right or beneficial conversion feature. In this regard, you also note that the proportionate ownership levels of the Series E preferred shareholders may change as a result of this issuance; and
          Response: All series of the Registrant’s preferred stock have a preference for the greater of their adjusted cost basis or the price of the common stock. In addition, under section 4(b) of the Registrant’s charter, each share of preferred stock will convert automatically upon an IPO into one share of common stock upon either (a) a Qualified IPO with a minimum price of $19.00 per share and proceeds of $25.0 million or (b) upon the vote of a majority of the Series A, B, C and D preferred stock, voting together as a single class, and a majority of the Series D, E and F preferred stock, each voting as a separate class.
          The Registrant’s anticipated public offering price range is currently $9.00-$11.00 per share, which is above the preference for each of the Series A, B, C, D and F preferred stock. However, the $9.00-$11.00 range is below the preference for the Series E preferred stock. Each of the Series A, B, C, D, E and F preferred stock agreed to automatically convert into common stock on a 1:1 basis pursuant to (b) above and in accordance with section 4 of the Registrant’s charter, thus waiving the minimum IPO price required for automatic conversion into common stock upon an IPO since the anticipated price range was above their preference, with the exception of the Series E preferred stock. Specifically, and separate from the down-round rights of the Series E preferred stock, and to induce the holders of Series E preferred stock to convert at the IPO at a 1:1 ratio, an adjustment was negotiated among the holders of preferred stock which lowered the Series E adjusted cost basis by $0.65 per share, resulting in the issuance of an aggregate of approximately 456,643 shares of common stock (456,666 was the original aggregate number but after allocation and rounding per each holder of Series E preferred stock, the actual shares to be issued will be 456,643). To maintain a 1:1 conversion ratio to which all preferred shares are entitled, the Registrant agreed to issue approximately 456,643 shares of common stock at the time of the IPO.
          This negotiation was ratified by the Registrant’s Board of Directors on January 25, 2010 and on February 2, 2010, a majority of the Series A, B, C and D preferred holders, voting together as a class, and a majority of the Series D, E and F preferred stock, each voting as a separate class, consented to the automatic conversion of each share of preferred stock into common stock at a 1:1 ratio immediately prior to the completion of an IPO in accordance with Section 4 of the Registrant’s charter, as

Securities and Exchange Commission
February 22, 2010

discussed above. The issuance of these shares upon the IPO is the result of a separately negotiated transaction among the preferred holders and distinct from the down-round protections under the Registrant’s charter. As such, the Registrant determined that this issuance is pursuant to an inducement offer and does not represent a preferential right or beneficial conversion feature under the original terms and provisions of the charter. These shares are included in the pro forma as adjusted and pro forma earnings per share calculations in the Registration Statement and will be accounted for as a dividend when issued and measured pursuant to the guidance in EITF D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. Further, the Registrant respectfully submits that, should this issuance otherwise be deemed a contingent beneficial conversion feature, the measurement and accounting impact of the PIK stock dividend would yield similar results.
•	Your disclosures on page F-20 state that each share of preferred stock is convertible at the right and option of the stockholder into such number of fully paid and non assessable shares of common stock as it determined by (1) $0.50 for Series A preferred stock; (ii) $1.25 for Series B preferred stock; (iii) $3.79 for Series C preferred stock; (iv) $5.54 for Series D preferred stock; (v) $11.47 for Series E preferred stock and (vi) $4.75 for Series F preferred stock. There are also differences in the noncumulative dividend per share amounts for each series. In light of these differences, please help us better understand how you arrived at the 1:1 ratio for all series of shares and determined that no preferential rights or beneficial conversion features existed. In this regard, please help us understand how the initial conversion prices and noncumulative dividend per share amounts were determined for each series. Please also tell us when each series of preferred shares was issued.
          Response: As is typical for most venture-backed companies, the Registrant has issued and sold several series of preferred stock over time as part of its capital raising activities. At the time each series of preferred stock was issued and sold, the terms of each series, including the price per share, initial conversion price, applicable conversion price, conversion ratio and noncumulative dividend per share, were determined as a result of negotiations with each group of investors in each round of preferred stock financing and reflected in the Registrant’s charter.
          The conversion ratio of each series of preferred stock is determined by dividing the initial conversion price per share of each series of preferred stock by the applicable conversion price applicable to each such series. At the time each series of preferred stock was issued, the initial conversion price and the applicable conversion price were agreed to by the parties and were such that the preferred stock would convert into common stock at a 1:1 ratio. The down-round provisions of the charter also provide for an adjustment to the applicable conversion price if the Registrant (a) issues shares for an amount that is less than the respective conversion prices of the preferred shares or (b) issues another equity-linked instrument (e.g., stock options, restricted stock, warrants, convertible preferred stock or convertible debt) with a strike price that is less than the respective applicable conversion prices of those

Securities and Exchange Commission
February 22, 2010

preferred shares. Under the Registrant’s current charter, the conversion ratio of 1:1 for each series of preferred stock is derived as follows:
•	Series A: Initial Conversion Price of $0.50 divided by Applicable Conversion Price of $0.50

•	Series B: Initial Conversion Price of $1.25 divided by Applicable Conversion Price of $1.25

•	Series C: Initial Conversion Price of $3.79 divided by Applicable Conversion Price of $3.79

•	Series D: Initial Conversion Price of $5.54 divided by Applicable Conversion Price of $5.54

•	Series E: Initial Conversion Price of $11.3292 divided by Applicable Conversion Price of $11.3292

•	Series F: Initial Conversion Price of $4.75 divided by Applicable Conversion Price of $4.75
          Under Section 4(b) of the Registrant’s charter, each share of preferred stock will convert automatically upon an IPO into one share of common stock upon either (a) a Qualified IPO with a minimum price of $19.00 per share and proceeds of $25.0 million or (b) upon the vote of a majority of the Series A, B, C and D preferred stock, voting together as a single class, and a majority of the Series D, E and F preferred stock, each voting as a separate class. On February 2, 2010, a majority of the Series A, B, C and D preferred holders, voting together as a class, and a majority of the Series D, E and F preferred stock, each voting as a separate class, consented to the automatic conversion of each share of preferred stock into common stock at a 1:1 ratio immediately prior to completion of the IPO in accordance with Section 4(b) of the Registrant’s charter.
          Except for the contingent reduction in the conversion price as a result of the down-round provisions, as discussed above, the Registrant has determined that no preferential rights or beneficial conversion features exist with respect to each series of preferred stock as the conversion price of each series of preferred stock was greater than the then-fair value of the underlying common stock, as illustrated in the chronology below. At the time of conversion upon the IPO, each share of preferred stock will convert into one share of common stock (a 1:1 ratio) in accordance with the terms of Section 4(b) of the Registrant’s charter as described in the immediately

Securities and Exchange Commission
February 22, 2010

preceding paragraph, irrespective of the fair value of the common stock at the time of conversion.
          As discussed above, the differences in the conversion prices between each series of preferred stock are a result of each round of financing occurring at different times and at different stages of the Registrant’s development, with the specific terms of each financing, including the purchase price, conversion prices, 1:1 conversion ratio and noncumulative dividend per share, being separately negotiated with different groups of investors at the time of each separate round of financing, as is typical in the case of venture-backed companies. The 1:1 conversion ratios for each series of preferred stock are in accordance with the original negotiated terms of each such financing.
          In response to the Staff’s comment, the Registrant has provided below a chronology of the issuance of each series of preferred stock, as well as the price per share for each series of preferred stock and the then-corresponding fair value of the common stock.

			Preferred	Preferred	Common	Forward
		Shares	Stock	Stock	Stock Fair	Stock	Anti-
		Issued at	Price Paid	Price Paid	Value at	Split	dilution	Total	Total	Conversion
		Issuance	per Share	per Share	Issuance	Issuance	Shares	Shares	Consideration	Price
	Issuance Date	Date	Pre-Split	Post-Split	Date	June 1999	Issued	12/31/09	12/31/09	12/31/09
Series A	September 1996-February 1997	686,667	$0.75	$0.50	$0.01-$0.07	343,339	—	1,030,006	$515,003	$0.50
Series B	March 1997	2,263,158	$1.90	$1.27	$0.07	1,131,582	51,118	3,445,858	$4,301,120	$1.25
Series C	June 1998-March 1999	1,972,447	$6.00	$4.00	$0.17-1.67	986,227	164,899	3,123,573	$11,834,906	$3.79
Series D	April 1999	2,250,220	$9.00	$6.00	$2.00	1,125,117	279,829	3,655,166	$20,252,178	$5.54
Series E	November 1999-March 2000	6,024,708		$14.11	$6.00		1,478,101	7,502,809	$85,000,824	$11.33
Series F	December 2004-February 2005	3,684,211		$4.75	$3.75		—	3,684,211	$17,500,002	$4.75
		16,881,411				3,586,265	1,973,947	22,441,623
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
4.	We reissue comment 6 from our letter dated January 27, 2010. You include a line item described as other which primarily consists of employer and employee contributions, plan fees, and market movement. The other line item represents approximately 60% of the total change from January 1, 2009 to

Securities and Exchange Commission
February 22, 2010

December 31, 2009 and 685% of the total change from January 1, 2008 to December 31, 2008. Please further break out in your table any additional significant components, including market movement.
          Response: The Registrant respectfully notes that it can quantify the impact on AUM of the following factors: new members and voluntary and involuntary cancellations. However, the Registrant is not able to quantify the impact of market movement and other changes to the account balances such as plan fees and loan activity as the Registrant does not receive the data from plan providers to be able to quantify these components. As discussed with the Staff, unlike the clients of many other asset managers, the Registrant’s clients, the plan participants, typically retain the ability to effect certain transactions such as transfers out of their accounts directly with the plan provider, since the Registrant’s services sit on top of an existing plan provider infrastructure of custodial and recordkeeping services. In response to the Staff’s comment we have revised the disclosure to describe which factors affecting AUM can and cannot be quantified and for clarity, the disclosure has been reorganized and revised to first address each factor that affects AUM, followed by a discussion of changes in AUM since inception.
          The Registrant provides its investment advisory and management services based on a summary or “snapshot” of account balances as of a specific moment in time, which it receives from the plan provider. The information the Registrant receives from plan providers does not separately identify certain transactions handled by the plan provider, such as the amounts or dates of employer and employee contributions, plan administrative fees other than Professional Management fees, withdrawals, loan withdrawals or repayments, into or from member accounts, or market movement. As a result, the Registrant does not have the ability to quantify whether changes in the balance of a particular member’s account are due to any of the foregoing factors or are due to market movement.
          Accordingly, the Registrant cannot quantify the impact of market movement or the impact of these other factors on its AUM as a whole. The Registrant has therefore included market movement and these factors collectively under the “Other” line item and derived the aggregate amount attributable to “Other” by taking the increase/decrease in AUM for each period presented and subtracting the sum total of the quantifiable items (AUM from new members and voluntary and involuntary cancellations) from the increase/decrease. For the reasons stated above, the Registrant does not have the ability to separately quantify the impact of market movement or the other components included in the “Other” line item (e.g., contributions, plan administrative fees, participant loans and hardship withdrawals). The Registrant has therefore included qualitative discussion of the factors included in the “Other” line item, including market movement. The Registrant respectfully notes that the disclosure on pages 42-45 has been revised to reflect the foregoing.

Securities and Exchange Commission
February 22, 2010

Cash Incentive Plan, page 103
5.	We note that the non-equity incentive plan compensation amounts will be determined upon completion of your audit for fiscal year 2009. In addition to the information you provided in this section in response to prior comment 10, please discuss the level of achievement for the New Management Fee Run Rate and Cash Net Income targets in this section when you update your Summary Compensation table upon completion of your 2009 audit, as contemplated by footnote (3) to that table.
          Response: Disclosure has been added under “Executive Compensation — Principal Elements of Executive Compensation — Cash Incentive Plan” to disclose the level of achievement for the New Management Fee Run Rate and Cash Net Income targets in this section and the Summary Compensation Table has been revised to reflect the corresponding bonus amounts resulting from the level of achievement of these targets.
Financial Statements
Note 1 — The Company and Summary of Significant Accounting Policies
Stock Options and Restricted Stock Plans, Page F-23
6.	As previously requested in comment 45 of our letter dated January 5, 2010, please reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.
          Response: In response to the Staff’s comment, the Registrant is providing the following information for the Staff’s consideration in connection with the significant factors contributing to the differences between the fair value of the Registrant’s common stock and the IPO price range on each of the following valuation dates: January 31, 2009, April 30, 2009, July 31, 2009, October 31, 2009 and January 31, 2010. Each of the valuation dates reflect a lack of marketability discounts related to the lack of a public market for the common stock. The Registrant factored this lack of marketability discount into each of its value assessments during this period, but did so in a manner that resulted in smaller lack of marketability discounts on the dates that were closer to the date on which the Registrant began the process of pursuing an initial public offering.
          The Registrant’s preliminary estimate of the price range for the Registrant’s common stock is $9.00-$11.00 per share. As is typical in initial public offerings, the estimated price range was determined based upon discussions between the Registrant and the underwriters and was not based on a formal valuation of fair value, nor was

Securities and Exchange Commission
February 22, 2010

the price range available at any of the valuation dates other than the January 31, 2010 valuation date. Factors considered in determining the initial public offering price range include prevailing market conditions, estimates of the Registrant’s business potential and earnings prospects, the Registrant’s historical operating results, market valuations of companies deemed comparable to the Registrant and an assessment of risks and opportunities.
          The Registrant believes that the differences in the fair value of its common stock and the midpoint of the estimated price range are due to the difference in purpose and methodology as discussed above, as well as events occurring in the periods presented. In all cases, the fair value of the common stock was determined by the Board of Directors, taking into account the most recent contemporaneous independent valuations performed, as well as other factors, including the Registrant’s financial condition and results of operations relative to its operating plan during the relevant period, forecasts of its financial results and overall market conditions, the market value of the stock or other equity interests of similarly situated companies and likelihood of achieving a liquidity event, such as an initial public offering, given then-prevailing market conditions.
          The Registrant notes that the performance of the financial markets generally has a significant impact on the valuation of the common stock and the fluctuations in the fair value thereof, as a significant portion of the Registrant’s revenue is directly related to the performance of the universe of equity and debt instruments. For the 12 months ended January 31, 2010, the S&P 500 and the NASDAQ Composite indices increased by 30.0% and 45.4%, respectively. The Registrant further notes that the lack of marketability discount applied to its common stock decreased from 20% at January 30, 2009 and April 30, 2009 to 15% at each of July 31, 2009 and October 31, 2009 and to 7.5% at January 31, 2010. This decrease in the lack of marketability discount reflects decreased volatility in the financial markets as well as a reduction in the expected time to a liquidity event and the reduced uncertainty of a liquidity event occurring.
          As described in the table below, in September 2009, the Board of Directors determined the fair value of the common stock to be $7.10 per share, an increase of 2% from the prior valuation date of July 31, 2009, in light of various factors, including improvements in the financial markets and the increased likelihood of a liquidity event and taking into account the most recent contemporaneous independent valuation performed. In December 2009, the Board of Directors determined the fair value to be $8.75 per share, an increase of 10% from the prior valuation date of October 31, 2009, in light of various factors, including continued improvement in the equity markets, the increased interest in, and likelihood of, pursuing an initial public offering in the nearer term and taking into account the most recent valuation performed.

Securities and Exchange Commission
February 22, 2010

          The table below summarizes, for each valuation date, the reconciliation of each valuation to $10.00, which is the midpoint of the Registrant’s estimated preliminary offering price range.

	Fair Value
Valuation	Determination
Date	[1]	Difference / Reconciliation of Difference
January 30, 2009	$5.79	Of the aggregate 2,202,120 stock-based awards granted in 2009, 61,800, or 2.8%, were granted at an exercise price of $5.79 per share. The difference of $4.21, or 42%, between the then-fair value of the common stock and the current midpoint of the price range was primarily due to declining equity markets in late 2008 and January 2009 as compared to the improvements in the equity markets in late 2009. The declining equity markets during this period reduced the projected value of assets under management and therefore the Registrant’s forecasted revenue and cash flows. The volatile economic conditions decreased the Registrant’s revenue expectations due primarily to rapid and severe decline in the financial markets, combined with increased client cancellations and decreased client enrollment rates as compared to recent levels. The declining equity markets also negatively impacted the market value of the common stock of similarly situated companies.

		As a result, the likelihood and timing of an initial public offering at this time was considered remote, as reflected in the 20% lack of marketability discount applied to the Registrant’s common stock. As noted in the valuation report as of January 30, 2009, the Registrant “...experienced a significant downturn related to the financial market collapse. The downturn has resulted in declining asset fees, an increase in member cancellation and lower member enrollment rates. In addition, rising unemployment and client reduced 401(k) matching programs are expected decrease the amount of the Company’s managed assets. Based on discussions with management, in response to the recent downturn, the Company plans to reduce headcount by approximately

[1]	In each case, unless otherwise noted, the fair value is the value determined by the contemporaneous independent valuation as of the valuation date, which fair value was equal to the fair value approved by the Board of Directors.

Securities and Exchange Commission
February 22, 2010

	Fair Value
Valuation	Determination
Date	[1]	Difference / Reconciliation of Difference
		15% and has postponed an initial public offering.”

		The Registrant’s revenue for the fourth quarter of 2008 was $19.0 million, in contrast to revenue of $26.1 million in the fourth quarter of 2009, a difference of 37%. In addition, AUM was approximately $15.6 million as of December 31, 2008 as compared to $25.7 million as of December 31, 2009, a difference of 65%.

April 30, 2009	$6.04	Of the aggregate 2,202,120 stock-based awards granted in 2009, 122,500, or 5.6%, were granted at an exercise price of $6.04 per share. The difference of $3.96, or 40%, between the then-fair value of the common stock and the current midpoint of the price range was primarily due to weakness in the financial markets in the first quarter of 2009, as compared to the improvement in the financial markets in early 2009. The continued weakness in the financial markets in the first quarter of 2009 reduced the projected value of assets under management and therefore the Registrant’s forecasted revenue and cash flows. The uncertain economic conditions decreased the Registrant’s revenue expectations due primarily to the collapse in the financial markets, increased client cancellations and decreased client enrollment rates. The continued weakness in the equity markets was also reflected in the continued decline in the market value of the common stock of similarly situated companies.

		As a result, the likelihood and timing of an initial public offering continued to be remote, as the Registrant indefinitely postponed any plans for an initial public offering. This was reflected in the 20% lack of marketability discount applied to the Registrant’s common stock. As noted in the valuation report as of April 30, 2009, the Registrant continued to experience “...a significant downturn related to the financial market collapse. The downturn has resulted in declining asset fees, an increase in member cancellation, and lower member enrollment rates. In addition, rising unemployment and client reduced 401(k) matching programs are expected to decrease the amount of the Company’s managed assets...in

Securities and Exchange Commission
February 22, 2010

	Fair Value
Valuation	Determination
Date	[1]	Difference / Reconciliation of Difference
		response to the recent downturn, the Company has postponed its plans for an initial public offering...The future performance of the Company is correlated with both the overall growth and performance of the economy. As noted above, the economy in which the Company operates under is currently facing slowing economic growth. If the economic environment continues to deteriorate, the future outlook of the Company could be materially affected.”

		The Registrant’s revenue for the first quarter of 2009 was $17.4 million, in contrast to revenue of $26.1 million in the fourth quarter of 2009, a difference of 50%.

July 31, 2009	$6.95	Of the aggregate 2,202,120 stock-based awards granted in 2009, 5,000, or 0.22%, were granted at an exercise price of $6.95 per share. The difference of $3.05, or 31%, between the then-fair value of the common stock and the current midpoint of the price range was primarily due to weaker financial markets and economic conditions in mid 2009 as compared to late 2009 and early 2010, although the fair value increased over the prior valuation date due primarily to slightly improved market conditions relative to prior periods. The improved market conditions increased the projected value of assets under management and therefore the Registrant’s forecasted revenue and cash flows. The Registrant’s revenue expectations increased due to greater expectations of client enrollment and growth in the overall stock market. The slightly improved equity markets also positively impacted the market value of the common stock similarly situated companies.

		As a result, the likelihood and timing of an initial public offering was deemed to be less remote, as reflected in a reduced marketability discount of 15% applied to the Registrant’s common stock. As noted in the valuation report as of July 30 2009, “...the eventual economic recovery will allow the Company to generate positive revenue growth and cash flow in the near-term...” The improved but continued fragility of the financial markets made the probability of a liquidity event less remote than

Securities and Exchange Commission
February 22, 2010

Fair Value
Valuation	Determination
Date	[1]	Difference / Reconciliation of Difference
prior periods but still highly uncertain.

The Registrant’s revenue for the second quarter of 2009 was $19.4 million, in contrast to revenue of $26.1 million in the fourth quarter of 2009, a difference of 35%.

September 17, 2009	$7.10 (Board only)	Of the aggregate 2,202,120 stock-based awards granted in 2009, 41,500, or 1.9%, were granted at an exercise price of $7.10 per share. In September 2009, the Board of Directors determined the fair value of the common stock to be $7.10 per share, an increase of 2% from the prior valuation date of July 31, 2009. The difference of $2.90, or 29%, between the then-fair value of the common stock and the current midpoint of the price range was primarily due to the performance of the financial markets at this time relative to the improved financial markets and stronger economic conditions in late 2009 and early 2010. The Board of Directors determined the increase in fair value in light of various factors, including improvements in the financial markets and the increased likelihood of a liquidity event and taking into account the most recent contemporaneous independent valuation performed.

Specifically, the improved market conditions increased the projected value of assets under management and therefore the Registrant’s forecasted revenue and cash flows. The Registrant’s revenue expectations increased due to greater expectations of client enrollment and growth in the overall stock market. The slightly improved equity markets also positively impacted the market value of the common stock similarly situated companies.

The improved but continued fragility of the financial markets made the probability of a liquidity event less remote than prior periods but still highly uncertain.

October 31, 2009	$7.99	Of the aggregate 2,202,120 stock-based awards granted in 2009, 1,915,400, or 87%, were granted at an exercise price of $7.99 per share. The difference of $2.01, or 20%, between the then-fair value of the common stock and the current midpoint of the price range was primarily due to uncertainty regarding the recovery in the equity markets during this period as compared to early 2010. As discussed above, the subsequent preliminary price range of $9.00 – $11.00 was not available to the Registrant at the time the fair value was determined. The fair value increased over the prior period as the recovery in the financial markets helped to increase the projected value of assets under management and therefore the

Securities and Exchange Commission
February 22, 2010

Fair Value
Valuation	Determination
Date	[1]	Difference / Reconciliation of Difference
Registrant’s forecasted revenue and cash flows. The Registrant’s revenue expectations increased due to greater expectations of client enrollment and growth in the overall stock market. The improved equity markets also positively impacted the market value of the common stock similarly situated companies.

However, the improved market conditions were tempered by continued uncertainty regarding the strength and duration of an economic recovery. This, combined with the Registrant’s increased interest in pursuing an initial public offering in the nearer term, was reflected in the 15% marketability discount applied to the Registrant’s common stock. As noted in the valuation report as of October 31, 2009, “...As of the Valuation Date, the Company has solicited bids for a potential initial public offering (“IPO”) and plans to file its S-1 related to the IPO during the fourth quarter of 2009...”

The Registrant’s revenue for the third quarter of 2009 was $22.0 million, in contrast to revenue of $26.1 million in the fourth quarter of 2009, a difference of 19%.

December 16, 2009	$8.75 (Board only)	Of the aggregate 2,202,120 stock-based awards granted in 2009, 19,000, or 0.86%, were granted at an exercise price of $8.75 per share. In December 2009, the Board of Directors determined the fair value to be $8.75 per share, an increase of 10% from the prior valuation date of October 31, 2009, in light of various factors, including continued improvement in the equity markets and the increased likelihood of an initial public offering and taking into account the most recent valuation performed. The $8.75 is approximately 97% of the low end of the preliminary price range of $9.00-$11.00. However, as discussed above, the subsequent preliminary price range of $9.00-$11.00 was not available to the Registrant at the time the fair value was determined. The difference of $1.25 between the then-fair value of the common stock and the current midpoint of the price range was primarily due to the continued uncertainty regarding the strength and duration of the recovery of the financial markets. The improved but continued fragility

Securities and Exchange Commission
February 22, 2010

	Fair Value
Valuation	Determination
Date	[1]	Difference / Reconciliation of Difference
		of the financial markets made the probability of a liquidity event less remote than prior periods but still uncertain.

January 31, 2010	$9.20	The difference of $0.80, or 8%, between the then-fair value of the common stock and the current midpoint of the price range was primarily due to the increased likelihood and timing of an initial public offering, taking into account the Registrant’s filing of its registration statement on Form S-1 in December 2009. The $9.20 valuation is above the low end of the preliminary price range. The $0.80 difference from the midpoint of the range reflects the continued market turbulence and fragile economic recovery and reflects a 7.5% lack of marketability discount. As noted in the valuation report, the Company “...filed its S-1 related to the IPO during the fourth quarter of 2009...According to the Underwriters, the estimated offering price for the common shares of the Company as of the Valuation Date was expected be between $9.00 and $11.00. As a result, we have considered but not relied upon the range of values indicated by the Underwriters as an indication of value for the Company’s common stock as of the Valuation Date.” The lack of marketability discount, when applied to the undiscounted amounts, equates to an IPO midpoint of $9.95, virtually identical to the current midpoint of the $9.00-$11.00 filing range.
Selling Stockholder Table
          The Registrant supplementally notes that the selling stockholders have now been identified in the “Principal and Selling Stockholders” table, with the exception of entities affiliated with Goldman, Sachs & Co., as discussed below.
          Entities affiliated with Goldman, Sachs & Co. (collectively, the “Affiliated Entities”) have indicated an interest in selling a portion of their shares of common stock of the Registrant in the offering. The Affiliated Entities cannot confirm their participation in the offering, however, until they receive guidance or an exemption

Securities and Exchange Commission
February 22, 2010

from the Financial Industry Regulatory Authority (“FINRA”) to confirm that the Affiliated Entities are not prohibited from selling their shares in the offering. The Affiliated Entities anticipate receiving an answer from FINRA regarding their ability to sell in the offering on or about February 24, 2010. In order to provide the Staff with ample time to review the proposed disclosure regarding the Affiliated Entities in the “Principal and Selling Stockholders” table, the Registrant is providing such proposed disclosure supplementally in this letter. Pending the addition of this disclosure to the “Principal and Selling Stockholders” table, the table in Amendment No. 3 has a placeholder entitled “Other Selling Stockholder”. If FINRA provides the Affiliated Entities with clearance to sell in the offering, the following disclosure would be added in the place of the “Other Selling Stockholder” placeholder on page 123.

	Beneficial Ownership of Shares Before the Offering			Beneficial Ownership of Shares After the Offering
					Percent	Percent
					Assuming	Assuming
			Number of		No Exercise	Exercise of
			Shares		of Overallotment	Overallotment
	Number	Percent	Offered	Number	Option	Option
Goldman, Sachs & Co. Verwaltungs GmbH	46,720	*	23,135	25,951	*	*
GS Capital Partners III Offshore, L.P.	275,524	*	137,762	154,532	*	*
GS Capital Partners III, L.P.	1,002,220	3.0%	501,110	562,111	1.4%	1.4%
          The following disclosure would be added as a footnote for each of the Affiliated Entities in the table (which are referred to as the Goldman Sachs Funds in the footnote disclosure below):
          “The Goldman Sachs Group, Inc., and certain affiliates, including Goldman, Sachs & Co., may be deemed to directly or indirectly own the shares of common stock which are owned directly or indirectly by investment partnerships, which we refer to as the Goldman Sachs Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Funds share voting and investment power with certain of their respective affiliates. Shares beneficially owned by the Goldman Sachs Funds consist of 1,002,220 common shares held by GS Capital Partners III, L.P.; 275,524 common shares held by GS Capital Partners III Offshore, L.P. and 46,270 common shares held by Goldman, Sachs & Co. Verwaltungs GmbH.”
          Each of the Affiliated Entities will also be identified as an affiliate of a broker-dealer.
          Furthermore, if the Affiliated Entities do sell in the offering and would receive more than 5% of the net proceeds of the offering, substantially the following disclosure would be added to the “Prospectus Summary” and “Underwriting” sections of the prospectus and the words “(Conflict of Interest)” would be added next to the word “Underwriting” in the Table of Contents.
“Conflict of Interest; FINRA Regulations
          As a result of their sale of shares in the offering, the Goldman Sachs Funds may collectively receive more than 5% of the net proceeds of the offering, not including underwriting compensation. As a result, Goldman, Sachs & Co. may be deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., or “Rule 2720,” as administered by the Financial Industry Regulatory Authority, or “FINRA.” This offering will therefore

Securities and Exchange Commission
February 22, 2010

be made in compliance with the applicable provisions of Rule 2720. Rule 2720 requires that no sale be made to discretionary accounts by underwriters having a conflict of interest without the prior written approval of the account holder and that a “qualified independent underwriter” as defined in the rule, has participated in the preparation of the registration statement and prospectus and exercised the usual standards of due diligence with respect thereto. [______] is assuming the responsibilities of acting as the “qualified independent underwriter” in this offering. We have agreed to indemnify [______] against liabilities incurred in connection with acting as a “qualified independent underwriter” including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.”
* * * * *
          The Registrant acknowledges the following and will also include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,
/s/ Davina K. Kaile
Davina K. Kaile

Securities and Exchange Commission
February 22, 2010

cc:	Sherry Haywood, Esq. Nudrat Salik Ernest Greene Jeffrey N. Maggioncalda Raymond J. Sims Anne S. Tuttle Douglas D. Smith, Esq.